Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copy of the press release entitled “PLDT appeal of DOLE order filed within prescribed period”.

July 4, 2018

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a press release attached thereto entitled “PLDT appeal of DOLE order filed within prescribed period”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

July 4, 2018

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT appeal of DOLE order filed within prescribed period”.

Very truly yours,

/s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,684 As of May 31, 2018	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	July 4, 2018
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.  Item 9 (Other Events)

Attached hereto is a Press Release entitled “PLDT appeal of DOLE order filed within prescribed period”.

Pursuant to the requirements of the Securities Regulation Code, PLDT Inc. has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.

By:

/s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

July 4, 2018

PLDT appeal of DOLE order

filed within prescribed period

MANILA, Philippines, 3 July 2018 — Labor and Employment Secretary Silvestre H. Bello III has been quoted by several news organizations as stating that PLDT failed to elevate to the Court of Appeals (CA) the order of the Department of Labor and Employment (DOLE) requiring PLDT to regularize over 7,300 service contract personnel.  As a result, the DOLE order became “final and executory,” he said.

The facts are:

•

PLDT has indeed gone to the CA to question the legality and validity of the DOLE’s order, saying certain aspects of this order are inconsistent with applicable law, jurisprudence and the documentary and testimonial evidence.  PLDT filed its Petition for Certiorari on 2 May 2018, shortly after it received the DOLE order on 30 April 2018. In addition, 23 of the 38 service contractors covered by the DOLE orders have also filed similar petitions with the CA.

•

All these petitions were submitted within the 60-day period allowed for the filing of a petition for certiorari from an order issued by the Labor Secretary. As result, contrary to the statements of the Labor Secretary, neither PLDT nor its service contractors have lost their “window of opportunity” to raise their case to the CA.

•	Moreover, the Office of Solicitor General has in fact filed a comment with the CA on behalf of the DOLE opposing PLDT’s application for a temporary restraining order.

Some news reports quoted Secretary Bello as saying that PLDT’s termination of its service contracts, done allegedly to circumvent the DOLE, should have no effect on the workers who should be regularized by PLDT.

 The facts are:

•	As we stated yesterday, PLDT did not terminate these service contracts.
•

The DOLE order and its recently issued Writ of Execution categorically order 38 of PLDT’s service contracts to “CEASE AND DESIST from further engaging in contracting and sub-contracting activities.” DOLE regional directors were also directed to “initiate the appropriate CANCELLATION PROCEEDINGS against erring contractors.” These actions, if pursued by DOLE, would effectively shut down these companies, and displace not only the workers deployed to PLDT but also thousands of other workers assigned to other principals.

•

While PLDT awaits judicial relief from the CA, PLDT is carrying out an orderly and effective intake process in response to the DOLE order. This process involves the proper identification of individuals named in the DOLE order and establishing their respective qualifications and fitness for work.

PLDT will continue to exert its best efforts in good faith to resolve these issues, bearing in mind the welfare of the affected workers and PLDT's own employees, its commitments to trade partners like its 38 service contractors, and its duty to deliver quality services to its customers.

XXX

About PLDT

PLDT is the leading telecommunications and digital services provider in the Philippines. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippinelisted companies.

Contact person:

Ramon R. Isberto

PLDT Spokesperson

Tel. No.: +63 2 5113101

Fax No.: +63 2 5113100

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Florentino D. Mabasa, Jr.
Name	:	Florentino D. Mabasa, Jr.
Title	:	First Vice President and Assistant Corporate Secretary

Date:  July 4, 2018